UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

100 Paramount Drive, Suite 300

Sarasota, Florida 34232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

June 29, 2015

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

ASSETS
Investments, at fair value (See notes 4, 5, 6):
Mutual funds	$62,324,615	$55,145,120
Bond funds	2,206,815	2,111,878
Collective trust fund	13,941,054	14,102,029
Common trust fund - Intertape Polymer Group	11,661,838	9,696,620

Total investments at fair value	90,134,322	81,055,647

Receivables:
Notes receivable from participants	2,812,207	3,001,783
Employer contributions receivable	2,794,351	2,824,333

Total receivables	5,606,558	5,826,116

Total assets	95,740,880	86,881,763

LIABILITIES
Excess contributions payable to participants	(37,454)	(45,005)

Total liabilities	(37,454)	(45,005)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(192,686)	(112,051)

Net assets available for benefits	$95,510,740	$86,724,707

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013

ADDITIONS
Contributions from:
Employer (See note 3)	$2,756,897	$2,779,328
Participants	4,464,557	3,784,858

Total contributions	7,221,454	6,564,186

Investment and other income:
Dividends	3,347,897	2,170,673
Net appreciation in fair value of investments (See note 4)	4,590,567	12,985,069
Interest on notes receivable from participants	123,597	124,749

Total investment and other income	8,062,061	15,280,491

Total additions	15,283,515	21,844,677

DEDUCTIONS
Benefits paid to participants	(6,476,111)	(6,262,929)
Administrative expenses	(21,371)	(26,081)

Total deductions	(6,497,482)	(6,289,010)

Net increase in net assets available for benefits	8,786,033	15,555,667
Net assets available for benefits at beginning of year	86,724,707	71,169,040

Net assets available for benefits at end of year	$95,510,740	$86,724,707

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1 – Description of the Plan

The following description of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the amended Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994. As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan. All other aspects of the Plan remained unchanged.

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 100 percent of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations based upon the participant’s compensation level. The Company may elect to match a portion of elective contributions if a participant is credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Effective January 1, 2013, the Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. For employees hired on or after March 1, 2014, automatically enrolled participants have their deferral rate set at 2 percent of eligible compensation and their contributions invested in the stable value fund until changed by the participant. Furthermore, for these employees and for participants who have their deferral rate set at less than 4 percent, the participant’s deferral rate will automatically increase by 1 percent on the first payroll period occurring on or after January 1 of each year until such time as the participant’s deferral rate equals 4 percent.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

1 – Description of the Plan (continued)

Participant Accounts and Voting Rights

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20 percent vested after each year and 100 percent vested after the earlier of five years of service, upon reaching normal retirement age, death, or becoming totally and permanently disabled.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the loan commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years, up to a maximum loan term of 15 years. Interest rates for loans outstanding at December 31, 2014 and 2013 range from 4.25% to 5.00%. The Plan Administrator will suspend loan repayments for a military service leave of absence. During 2010, the Plan was amended to allow for participants to have up to two loans outstanding at any one time.

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant is entitled to receive their benefits as a lump-sum amount equal to 100 percent of the value of the participant’s account. Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

1 – Description of the Plan (continued)

Upon separation of service for reasons other than death, disability, or retirement, a participant shall be entitled to their benefit in the amount equal to the participant’s vested interest in the balance of his or her account.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the amended Plan document, represents a forfeiture. Forfeitures are used to offset employer contributions.

Unallocated Accounts

Prior to 2009, the Company made contributions to the Plan that have not been allocated to participants and have been recorded in unallocated accounts. Funds available in these unallocated accounts may be used to offset employer contributions. See Note 3 for disclosures regarding employer contributions, and forfeited and unallocated accounts.

2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

2 – Summary of Significant Accounting Policies (continued)

Valuation of Investments, Notes Receivable from Participants and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. See Note 6 for disclosures regarding fair value measurements.

The Plan’s investment in the collective trust fund is carried at fair value. However, the Wells Fargo Stable Value Fund invests in fully benefit-responsive investment contracts which the Fund has adjusted to contract value in its statement of assets and liabilities. Contract value is the relevant measurement attribute for the collective trust fund because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, an adjustment has been made on the Statements of Net Assets Available for Benefits to reflect the Plan’s investment in the collective trust at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared and presented on a contract value basis. See Note 5 for disclosures regarding the collective trust fund.

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are treated as distributions pursuant to the terms of the Plan document.

Excess Contributions Payable to Participants

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 and 2013 excess contributions to the applicable participants prior to March 15, 2015 and 2014, respectively.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Company is reviewing this new guidance prior to adoption.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

3 – Employer Contributions, and Forfeited and Unallocated Accounts

The following represents activity for forfeited and unallocated accounts for the 2014 and 2013 plan years:

	Forfeited	Unallocated
	Accounts	Accounts	Total

Balances at January 1, 2013	$46,655	$7,843	$54,498

Forfeitures	35,299	—	35,299
Dividends and gains	365	102	467
Transferred to employer contribution	(42,684)	—	(42,684)

Balances at December 31, 2013	39,635	7,945	47,580

Forfeitures	44,241	—	44,241
Dividends and gains	374	86	460
Transferred to employer contribution	(39,635)	—	(39,635)

Balances at December 31, 2014	$44,615	$8,031	$52,646

For the 2014 and 2013 plan years, the Company’s management approved a matching contribution at a rate of 75% of participants’ contributions up to 6% of eligible salaries. The Company’s Board of Directors also approved a profit-sharing contribution of 1.0% and 1.5% of employees’ eligible salaries for the 2014 and 2013 plan years, respectively. The employer contribution was funded on March 16, 2015 and April 2, 2014 for the 2014 and 2013 plan years, respectively and were funded by forfeiture accounts and cash contributions by the Company, which are classified as employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2014. The following presents a reconciliation of the total contribution:

	Plan Year
	2014	2013
Contributions from employer	$2,756,897	$2,779,328
Excess contributions payable to participants	37,454	45,005

Cash contribution due from employer	2,794,351	2,824,333
Forfeitures	44,615	39,635

Total contribution	$2,838,966	$2,863,968

4 – Investments

The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Bank of America, N.A. (“Bank of America”) is the trustee of the Plan.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

4 – Investments (continued)

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits at fair value:

	December 31,
	2014	2013
Mutual funds:
Invesco Van Kampen Equity & Income Fund	$6,049,951	$5,452,318
Columbia Large Cap Index Fund	$10,125,046	$8,691,145
American Century LIVESTRONG 2025 Fund	$6,714,003	$5,650,790
Franklin Growth Fund	$7,363,568	$6,374,413
American Century Mid Cap Value Fund	$5,468,814	$4,773,744

Collective trust fund:
Wells Fargo Stable Value Fund O	$13,941,054	$14,102,029

Common trust fund:
Intertape Polymer Group Inc.	$11,661,838	$9,696,620

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2014	2013

Mutual funds	$2,139,815	$8,907,746
Bond funds	23,483	(139,657)
Collective trust fund	150,385	183,247
Common trust fund - Intertape Polymer Group	2,276,884	4,033,733

Total net appreciation in fair value	$4,590,567	$12,985,069

At December 31, 2014 and 2013, the Plan held 699,107 shares (average cost per share of $2.9477; market value per share of $15.960) and 710,107 shares (average cost per share of $2.5775; market value per share of $13.190), respectively, of Company common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund also had cash and cash equivalents at December 31, 2014 and 2013 of $523,048 and $339,090, respectively.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

5 – Collective Trust Fund

The Plan invests in the Wells Fargo Stable Value Fund O. Funds of this type primarily invest in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics. The traditional GICs are backed by the general credit of the issuer. The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time.

The guaranteed rates for the years ended December 31, 2014 and 2013 varied depending on the issuer and contract. Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The issuers of these investment contracts guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

The crediting interest rate is based on the below formula, agreed upon with the issuers, which includes fees paid to contract issuers and investment managers:

CR = [(FV/CV)(1/D)*(1+Y)]-1

CR = crediting rate

FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of underlying portfolio

Y = annualized weighted average yield to maturity of underlying portfolio

The primary variables impacting the future crediting rates include the current yield and duration of assets underlying the contact, and the existing difference between the fair value and contract value of assets within the contract.

The crediting rate for adjustable rate GICs is reset on a quarterly basis and cannot be less than zero percent. The credit rate will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

5 – Collective Trust Fund (continued)

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment form fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The average yield earned at December 31:

	2014	2013

Based on actual earnings	1.40%	1.36%
Based on interest rates credited to participants	1.64%	1.52%

The collective trust fund does not have a finite life, unfunded commitments relating to these types of investments or significant restrictions on redemptions. Redemptions by participating plans occur at net asset value following a 12-month notice period.

The Plan’s continuing ability to transact with the collective trust fund at contract value may be restricted or limited upon occurrence of certain fund-level conditions, Plan-level events or with respect to transactions not initiated by the Plan participants, such as the Company’s decision to terminate the Plan’s offering of the collective trust fund as a Plan investment option and full withdrawal of all invested balances from the collective trust fund. The Plan does not currently consider the occurrence of any such conditions or events to be probable.

6 – Fair Value Measurements

The FASB Accounting Standards Codification (the “Codification”) provides a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under this guidance are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

6 – Fair Value Measurements (continued)

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds/Bond funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued using the NAV practical expedient, determined by the fund manager based on the fair value of underlying assets, exclusive of the adjustment to contract value.

Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes cash and Company common stock valued at the closing price reported on the active market on which the Company’s common stock is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

6 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Invesco Van Kampen Equity & Income Fund	$6,049,951	$—	$—	$6,049,951
American Funds EuroPacific Growth Fund	1,588,337	—	—	1,588,337
Columbia Large Cap Index Fund	10,125,046	—	—	10,125,046
American Funds Capital World Growth and Income Fund	2,974,150	—	—	2,974,150
MFS Global Equity Fund	1,742,220	—	—	1,742,220
American Century LIVESTRONG Income Fund	830,049	—	—	830,049
American Beacon Small Cap Value I Fund	918,922	—	—	918,922
American Century Equity Income Fund	2,709,625	—	—	2,709,625
Baron Growth Fund	2,896,937	—	—	2,896,937
American Century LIVESTRONG 2015 Fund	2,702,585	—	—	2,702,585
American Century LIVESTRONG 2025 Fund	6,714,003	—	—	6,714,003
American Century LIVESTRONG 2035 Fund	3,775,359	—	—	3,775,359
American Century LIVESTRONG 2045 Fund	3,173,765	—	—	3,173,765
ASTON/Fairpointe Mid Cap Fund	3,291,284	—	—	3,291,284
Franklin Growth Fund	7,363,568	—	—	7,363,568
American Century Mid Cap Value Fund	5,468,814	—	—	5,468,814

Total mutual funds	62,324,615	—	—	62,324,615

Bond funds:
Federated Total Return Bond Fund	1,940,433	—	—	1,940,433
BlackRock Inflation Protected Bond Fund	266,382	—	—	266,382

Total bond funds	2,206,815	—	—	2,206,815

Collective trust fund:
Wells Fargo Stable Value Fund O	—	13,941,054	—	13,941,054

Common trust fund:
Intertape Polymer Group Inc.	11,661,838	—	—	11,661,838

Total investments at fair value	$76,193,268	$13,941,054	$—	$90,134,322

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

6 – Fair Value Measurements (continued)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Invesco Van Kampen Equity & Income Fund	$5,452,318	$—	$—	$5,452,318
American Funds EuroPacific Growth Fund	1,717,930	—	—	1,717,930
Columbia Large Cap Index Fund	8,691,145	—	—	8,691,145
American Funds Capital World Growth and Income Fund	2,912,270	—	—	2,912,270
Janus Global Select Fund	1,766,769	—	—	1,766,769
American Century LIVESTRONG Income Fund	695,537	—	—	695,537
Columbia Small Cap Value I Fund	1,068,418	—	—	1,068,418
American Century Equity Income Fund	2,374,197	—	—	2,374,197
Baron Growth Fund	2,825,717	—	—	2,825,717
American Century LIVESTRONG 2015 Fund	2,631,876	—	—	2,631,876
American Century LIVESTRONG 2025 Fund	5,650,790	—	—	5,650,790
American Century LIVESTRONG 2035 Fund	3,009,276	—	—	3,009,276
American Century LIVESTRONG 2045 Fund	2,101,173	—	—	2,101,173
ASTON/Fairpointe Mid Cap Fund	3,099,547	—	—	3,099,547
Franklin Growth Fund	6,374,413	—	—	6,374,413
American Century Mid Cap Value Fund	4,773,744	—	—	4,773,744

Total mutual funds	55,145,120	—	—	55,145,120

Bond funds:
Federated Total Return Bond Fund	1,856,316	—	—	1,856,316
BlackRock Inflation Protected Bond Fund	255,562	—	—	255,562

Total bond funds	2,111,878	—	—	2,111,878

Collective trust fund:
Wells Fargo Stable Value Fund O	—	14,102,029	—	14,102,029

Common trust fund:
Intertape Polymer Group Inc.	9,696,620	—	—	9,696,620

Total investments at fair value	$66,953,618	$14,102,029	$—	$81,055,647

7 – Related Parties and Parties-In-Interest Transactions

Transactions by the Plan with the common trust fund and notes receivable from participants qualify as parties-in-interest transactions.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

9 – Tax Status

The IRS issued a favorable opinion letter dated June 19, 2015, in regards to the Plan. There have been no amendments to the Plan since receiving the determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

10 – Risks and Uncertainties

The Plan invests in various securities including mutual funds, bond funds, a collective trust fund and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2014 and 2013

11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$95,510,740	$86,724,707
Employer contributions receivable	(2,794,351)	(2,824,333)
Excess contributions payable to participants	37,454	45,005

Total net assets per Form 5500	$92,753,843	$83,945,379

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$8,786,033	$15,555,667
Change in employer contributions receivable	29,982	14,433
Change in excess contributions payable to participants	(7,551)	(88,585)

Net income per Form 5500	$8,808,464	$15,481,515

Supplemental Schedule

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Invesco Van Kampen Equity & Income Fund	Mutual fund	$6,049,951
	American Funds EuroPacific Growth Fund	Mutual fund	1,588,337
	Columbia Large Cap Index Fund	Mutual fund	10,125,046
	American Funds Capital World Growth and Income Fund	Mutual fund	2,974,150
	MFS Global Equity Fund	Mutual fund	1,742,220
	American Century LIVESTRONG Income Fund	Mutual fund	830,049
	American Beacon Small Cap Value I Fund	Mutual fund	918,922
	American Century Equity Income Fund	Mutual fund	2,709,625
	Baron Growth Fund	Mutual fund	2,896,937
	American Century LIVESTRONG 2015 Fund	Mutual fund	2,702,585
	American Century LIVESTRONG 2025 Fund	Mutual fund	6,714,003
	American Century LIVESTRONG 2035 Fund	Mutual fund	3,775,359
	American Century LIVESTRONG 2045 Fund	Mutual fund	3,173,765
	ASTON/Fairpointe Mid Cap Fund	Mutual fund	3,291,284
	Franklin Growth Fund	Mutual fund	7,363,568
	American Century Mid Cap Value Fund	Mutual fund	5,468,814

			62,324,615

	Federated Total Return Bond Fund	Bond fund	1,940,433
	BlackRock Inflation Protected Bond Fund	Bond fund	266,382

			2,206,815

	Wells Fargo Stable Value Fund O	Stable Asset Fund	13,748,368	**

*	Intertape Polymer Group Inc.	Intertape Polymer Group Inc. common stock	11,661,838

*	Notes Receivable from Participants	Rates from 4.25% to 5.00%, with weekly and bi-weekly payments and maturities through 2026	2,812,207

			$92,753,843

* - Represents a party-in-interest.

** - Reported at contract value. Fair value is $13,941,054.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER CORP. INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Charmaine V. Martin
Charmaine V. Martin, Vice President

Date: June 29, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Grant Thornton LLP – Independent Registered Public Accounting Firm